Exhibit 99.1

IceCure Receives Notice of Allowance from U.S. Patent and Trademark Office for its Next-Generation Cryoablation System

Innovative cryogenic system connector technology designed to improve usability and maintain the integrity of cryogen used in the cryoablation procedure

CAESAREA, Israel, October 21, 2024 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced it has received a Notice of Allowance for its invention titled “Cryogenic System Connector” from the U.S. Patent and Trademark Office. This is the first global patent issued for the cryogenic system connector, a key component of IceCure’s next-generation liquid nitrogen-based XSense™ cryoablation system. Several other patent applications for this technology are pending in key markets.

XSense™ and its cryoprobes, which have U.S. Food and Drug Administration clearance for all of the indications for which IceCure’s flagship ProSense® has already received clearance, has the potential to address additional indications and significant unmet needs in the global tumor ablation market, estimated at $1.67 billion in 2023 according to Grand View Research.

“With a patent portfolio of over 50 issued patents and the development of our next-generation systems, we continue to be an innovation leader in the cryoablation space. We are committed to fortifying our intellectual property assets as our cryoablation systems gain commercial traction worldwide,” stated IceCure’s CEO, Eyal Shamir.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the potential for the Company’s products to address additional indications and significant unmet needs in the global tumor ablation market; and the Company’s commitment to fortifying its intellectual property assets as its cryoablation systems gain commercial traction worldwide. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 3, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462